ORKO SILVER CORP. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS AS AT APRIL 30, 2007 AND OCTOBER 31, 2006 (Expressed in Canadian Dollars) (UNAUDITED)
AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS Please note that the Company's auditors have not reviewed these Financial Statements
	April 30,	October 31,
	2007	2006
	$	$
	(Unaudited)	(Audited)
ASSETS CURRENT ASSETS Cash and cash equivalents	274,036	215,748
Short-term investments	5,000,000	3,000,000
Receivables	69,772	85,782
Prepaid expense	19,484	19,484
	5,363,291	3,321,014
EQUIPMENT	13,663	16,075
MINERAL PROPERTIES	1,316,163	1,287,163
	6,693,117	4,624,252
LIABILITIES CURRENT LIABILITIES Accounts payable and accrued liabilities	385,128	525,895
Due to related parties	218,903	165,805
	604,031	691,700
SHAREHOLDERS' EQUITY SHARE CAPITAL	22,487,184	14,172,827
CONTRIBUTED SURPLUS	3,603,439	3,940,568
DEFICIT	(20,001,536)	(14,180,843)
	6,089,086	3,932,552
	6,693,117	4,624,252

Approved on behalf of the board of directors:

"Gary Cope"

 Director

"Ross Wilmot"

Director

The accompanying notes are an integral part of these financial statements

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended April 30,		Six months ended April 30,
	2007	2006	2007	2006
	$	$	$	$
EXLORATION AND DEVELOPMENT EXPENSES (Schedule 1) Drilling	1,218,763	740,781	2,142,743	1,427,332
Geological	78,712	36,865	235,991	93,541
Geophysical	-	-	10,343	-
Assay	376,906	36,042	657,576	46,897
Site costs	369,760	146,533	383,563	269,589
General exploration	40,057	29,130	84,839	56,985
	2,084,197	989,351	3,515,054	1,894,344
GENERAL EXPENSES Amortization	1,206	1,625	2,412	2,340
Bank charges and interest	861	4,097	1,375	58,497
Consulting fees	8,491	23,411	32,582	46,822
Insurance	3,188	1,786	6,678	3,395
Investor and public relations	167,447	65,115	281,473	107,312
Management fees	57,600	80,000	97,100	113,200
Office and miscellaneous	14,661	29,780	32,614	46,008
Professional fees	40,400	59,650	50,400	69,526
Rent	12,000	6,000	24,000	12,000
Repairs and maintenance	6,536	10,955	14,184	13,422
Stock-based compensation	1,133,625	372,200	1,342,572	372,200
Telephone and communications	10,716	6,023	13,892	7,122
Transfer agent and filing fees	23,858	38,765	29,815	57,994
Travel and entertainment	243,350	189,810	442,211	230,255
	1,723,939	889,217	2,371,308	1,140,093
OTHER ITEMS Foreign exchange gain (loss)	(12,386)	24,077	16,485	20,639
Gain on sale of investments	-	-	-	(48,124)
Interest income	(53,253)	(10,593)	(82,154)	(11,460)
	(65,639)	13,484	(65,669)	(38,945)
NET LOSS FOR THE PERIOD	3,742,498	1,892,052	5,820,693	2,995,492
DEFICIT - BEGINNING OF PERIOD	16,259,038	8,475,850	14,180,843	7,372,410
DEFICIT - END OF PERIOD	20,001,536	10,367,902	20,001,536	10,367,902
BASIC AND DILUTED LOSS PER SHARE	0.05	0.04	0.08	0.07

ORKO SILVER CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED)

	Three months ended April 30,		Six months ended April 30,
	2007	2006	2007	2006
	$	$	$	$
CASH AND CASH EQUIVALENTS FROM (USED IN):
OPERATING ACTIVITIES Net loss for the period	(3,742,498)	(1,892,052)	(5,820,693)	(2,995,492)
Items not involving cash Amortization	1,206	1,626	2,412	2,340
Gain on sale of marketable securities	-	-	-	(48,124)
Shares issued for interest	-	-	-	52,000
Stock-based compensation expense	1,133,625	372,200	1,342,572	372,200
	(2,607,667)	(1,518,226)	(4,475,709)	(2,617,076)
Change in operating assets and liabilities: Receivables	39,029	(18,452)	16,010	(9,804)
Prepaid expenses	-	(19,484)	-	(19,484)
Accounts payable and accrued liabilities	104,753	(15,277)	(140,767)	(230,585)
Due to related parties	138,466	10,508	53,098	11,454
	(2,325,420)	(1,560,931)	(4,547,368)	(2,865,495)
INVESTING ACTIVITIES Purchase of property and equipment	-	(12,136)	-	(17,210)
Sale (purchase) of short-term investments	(2,500,000)	-	(2,000,000)	-
Sale of marketable securities	-	-	-	58,563
	(2,500,000)	(12,136)	(2,000,000)	41,353
FINANCING ACTIVITIES Proceeds from common shares issued	4,059,309	6,085,207	6,605,656	6,150,207
Receipt of share subscriptions	-	1,681,300	-	2,478,000
Bridge loan	-	(300,000)	-	-
	4,059,309	7,466,507	6,605,656	8,628,207
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(766,111)	5,893,440	58,288	5,804,065
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	1,040,147	140,272	215,748	229,647
CASH AND CASH EQUIVALENTS - END OF PERIOD	274,036	6,033,712	274,036	6,033,712

SCHEDULE 1

ORKO SILVER CORP. (FORMERLY ORKO GOLD CORPORATION)

(An Exploration Stage Company)

STATEMENT OF PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

FOR THE SIX MONTHS ENDED APRIL 30, 2007

(Expressed in Canadian dollars)

(UNAUDITED)

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$ 1,234,163	$ 21,000	$ 32,000	$ 1,287,163
Additions in the period:	-	29,000	-	29,000
Balance, April 30, 2007	$ 1,234,163	$ 50,000	$ 32,000	$ 1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$ 2,142,743	$ -	$ -	$ 2,142,743
Geological	154,108	59,416	22,467	235,991
Geophysical	-	-	10,343	10,343
Assay	649,233	8,343	-	657,576
Site costs	284,403	79,025	20,135	383,563
General exploration	46,137	32,293	6,409	84,839
Total Expenditures for the period	$ 3,276,624	$ 179,077	$ 59,354	$ 3,515,054

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$ 6,918,638	$ -	$ -	$ 6,918,638
Geological	562,667	59,416	22,467	644,550
Geophysical	96,712	-	10,343	107,055
Assay	915,112	8,343	-	923,455
Site costs	1,151,026	104,895	20,135	1,276,056
General exploration	139,896	37,110	6,409	183,415
Total Expenditures to date	$ 9,784,051	$ 209,764	$ 59,354	$ 10,053,169

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006 (Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada on August 5, 1983. The Company’s principal business activities include the acquisition and exploration of mineral properties domiciled in Mexico. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

As at April 30, 2007, the Company had working capital of $4,759,260, and an accumulated deficit of $20,001,536. The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These interim financial statements of Orko Silver Corp. (the “Company”) have been prepared by management in accordance with generally accepted accounting principles in Canada and include the accounts of the Company and its wholly-owned Mexican subsidiary Orko Silver de Mexico S.A. de C.V. which was incorporated on October 4, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation. These financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2006. The disclosures included below are incremental to those included with the annual financial statements. These interim financial statements should be read in conjunction with the audited annual financial statements and the notes thereto in the Company’s annual report for the year ended October 31, 2006.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)

Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)

Short-Term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost or fair market value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary.

(f)

Equipment

Computer equipment is initially recorded at cost and is subsequently amortized on the declining balance basis at a rate of 30% per annum.

(g)

Mineral Properties

Mineral property acquisition costs are capitalized, exploration costs are expensed, and development costs are capitalized once a mineral property is determined to be economically viable. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(h)

Translation of Foreign Currencies

Transactions and balances in currencies other than the Canadian dollar are translated by the temporal method with revenue, expenses and non-monetary balances converted at exchange rates prevailing at the transaction dates and monetary balances converted at rates prevailing at year-end with resulting exchange gains and losses recognized in the determination of income.

(i)

Loss per Share

Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options.

(j)

Long-Lived Assets

The recoverability of long-lived assets, which includes equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid on the exercise of stock options is recorded as share capital.

(l)

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted a new Canadian accounting standard for asset retirement obligations. Under the new standard, the Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-ofproduction method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at April 30, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(m)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(n)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

Equipment

April 30, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

Computer equipment	25,574	11,911	13,663

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

4.

Mineral Properties

	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$1,234,163	$21,000	$32,000	1,287,163
Additions in the period:	-	29,000	-
Balance, January 31, 2007	$1,234,163	$50,000	$32,000	1,316,163

(a)

La Preciosa, Mexico

On November 17, 2003, the Company acquired an option to earn a 51% interest in the La Preciosa property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company could earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

incurring expenditures of US$1,000,000 over five years as follows:

Year Following the Acceptance Date	US$
Year 1	50,000
Year 2	100,000
Year 3	150,000
Year 4	250,000
Year 5	450,000

The Company could earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis with a fair value of $21,000 during the year ended October 31, 2005.

In fiscal 2006, the Company fulfilled it obligations under the agreement and had earned a total interest of 75%. On February 27, 2006, the Company entered into a letter agreement to acquire the remaining 25% interest in the property from Minas Sanluis for common shares of the Company. On June 21, 2006, the Company fulfilled its obligations under the letter agreement by issuing 2,378,750 common shares with a fair market value of $1,206,521 increasing the Company’s total interest to 100%. The Company has granted Goldcorp Inc. the right of first refusal upon the sale of all or part of the Company’s interest in the property.

(b)

Santa Monica, Mexico

On May 11, 2004, the Company acquired an option to earn a 51% interest in the Santa Monica property from Minas Sanluis S.A. de C.V. (“Minas Sanluis”), a wholly-owned subsidiary of Goldcorp Inc. (formerly Wheaton River Minerals Ltd.). Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 100,000 common shares of the Company to Minas Sanluis - the first 50,000 shares upon approval by the TSX Venture Exchange (the “Acceptance Date”) and the remaining 50,000 shares 12 months thereafter; and

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

(ii)

incurring expenditures of US$1,000,000 over five years as follows:

Year Following the Acceptance Date	US$
Year 1	75,000
Year 2	100,000
Year 3	125,000
Year 4	250,000
Year 5	450,000

The Company can earn a further 24% interest in the property by incurring additional expenditures of US$500,000 by the end of the sixth year. Upon the Company earning a 75% interest, Minas Sanluis would have a 90-day option to purchase a 35% interest in the property for US$1,500,000 increasing its total interest to 60%.

Pursuant to the terms of the agreement, the Company issued the first 50,000 shares to Minas Sanluis with a fair value of $21,000 during the year ended October 31, 2005. The Company issued the second 50,000 shares with a fair value of $29,000 on February 8, 2007.

(c)

San Juan, Mexico

On April 10, 2006, the Company acquired an option to earn a 75% interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (“Silver Standard”), a wholly-owned subsidiary of Silver Standard Resources Inc. Under the terms of the agreement, the Company can earn the interest by:

(i)

issuing 40,000 common shares of the Company to Silver Standard upon approval by the TSX Venture Exchange (the “Acceptance Date”) and

(ii)

incurring expenditures of US$750,000 cumulatively over three years as follows:

Date	US$

Incurred before April 10, 2007 (extended to July 10, 2007)	250,000
Incurred before April 10, 2009	750,000

Upon earning a 75% interest in the property, the Company and Silver Standard will form a joint venture. The agreement provides that Silver Standard will be given the right to increase its interest in the joint venture by 10% for a total interest of 35% by incurring the next US$750,000 in expenditures on the property.

Pursuant to the terms of the agreement, on May 16, 2006, the Company issued 40,000 shares to Silver Standard with a fair value of $32,000.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL

(a)

Authorized

An unlimited number of Common shares without par value.

(b)

Issued and Outstanding

	Number of Shares	Amount $
Balance, October 31, 2005	35,022,069	6,888,159
Issued during the year For cash Private placements, net of share issue costs	24,065,902	4,595,815
Exercise of options	215,000	48,200
Exercise of agent's options	333,425	100,028
Exercise of warrants	2,199,150	521,560
For services Finders’ fees for private placements	957,000	556,041
For property Issued for La Preciosa property	2,378,750	1,206,521
Issued for San Juan property	40,000	32,000
For interest expense	100,000	45,000
Transferred from contributed surplus Exercise of options	–	26,150
Exercise of agent's options	–	96,393
Exercise of warrants	–	56,960
Balance at October 31, 2006	65,311,296	14,172,827

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(b) Issued and Outstanding (continued)

	Number of Shares	Amount $
Balance at October 31, 2006	65,311,296	14,172,827
Issued during the year For cash Exercise of options	280,000	132,450
Exercise of agent's options	346,575	103,972
Exercise of warrants	16,298,232	6,369,233
For property Issued for Santa Monica property	50,000	29,000
Transferred from contributed surplus: Exercise of options	–	62,150
Exercise of agent's options	–	100,221
Exercise of warrants	–	1,517,331
Balance at April 30, 2007	82,286,103	22,487,184

(i)

On February 3, 2006, the Company issued 10,667,332 units at $0.30 per unit for gross proceeds of $3,200,200 under brokered and non-brokered private placements. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share for 12 months from the date of closing at a price of $0.40 per common share. Values of $2,160,580 and $1,039,620 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placements. In connection with the private placement, the Company issued 354,050 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $180,566 and $86,884 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company issued 680,000 options to acquire 680,000 units at a price of $0.30 per unit for a period of 12 months from the date of closing as a commission. The units have the same terms as those issued under the brokered and non-brokered private placements. These agent options were assigned a fair value of $363,485. The Company paid cash commissions of $168,828 and incurred other cash share issuance costs of $49,057. The fair values of the agent options and warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding (continued)

(ii)

On March 2, 2006, the Company issued 8,798,570 units at $0.35 per unit for gross proceeds of $3,079,500 under a non-brokered private placement. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share for 18 months from the date of closing at a price of $0.50 per common share. Values of $2,080,181 and $999,319 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 232,950 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $116,475 and $55,955 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company paid cash commissions of $226,475 and incurred other cash share issuance costs of $26,697. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

(iii)

On May 23, 2006, the Company issued 4,600,000 units at $0.59 per unit for gross proceeds of $2,714,000 under a non-brokered private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $0.78 per common share. Values of $2,160,214 and $553,786 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company issued 370,000 units as a commission with terms similar to those issued under the brokered and non-brokered private placements. Values of $259,000 and $66,397 were assigned to the common shares and warrants, respectively, based on their fair values at the closing date of the private placements. The Company paid cash commissions of $155,197 and incurred other cash share issuance costs of $26,792. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006 (Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(c)

Stock Options

The Company has a plan to grant stock options to directors, officers, employees and consultants of the Company. On March 8, 2007, the Company adopted a 20 per cent Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the board of directors has the discretion to issue the equivalent of up to 15,512,180 shares. Options are generally for a term of up to five years from the date granted and are exercisable at a price that is not less than the market price on the date granted.

Stock option activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	3,030,000	0.26
Granted	4,210,000	0.54
Exercised	(215,000)	0.22
Cancelled	(550,000)	0.55
Expired	(260,000)	0.22

Outstanding, October 31, 2006	6,215,000	0.45
Granted	2,735,000	0.64
Exercised	(280,000)	0.47
Outstanding, April 30, 2007	8,670,000	0.49

The following table summarizes the stock options outstanding and exercisable at April 30, 2007:

Number of Shares	Exercise Price	Issue Date		Expiry Date
	$
840,000	0.11	October 21,	2003	October 21,	2008
75,000	0.13	November 30,	2004	November 30,	2009
100,000	0.25	January 28,	2005	January 28,	2010
25,000	0.63	April 11,	2005	April 7,	2010
50,000	0.63	April 22,	2005	April 22,	2010
150,000	0.40	June 16,	2005	June 16,	2007
20,000	0.54	August 30,	2005	August 30,	2007
1,015,000	0.45	September 21,	2005	September 21,	2007
1,910,000	0.55	March 3,	2006	March 3,	2011
300,000	0.47	March 23,	2006	March 23,	2011
1,450,000	0.55	September 11,	2006	September 11,	2007
25,000	0.49	November 1,	2006	November 1,	2011
260,000	0.22	December 4,	2006	December 4, 2010
300,000	0.58	February 6,	2007	February 6,	2012
2,000,000	0.69	March 8,	2007	March 8,	2012
150,000	0.92	April 13,	2007	April 13,	2012
8,670,000

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

SHARE CAPITAL (continued)

(d)

Warrants

Warrant activity since October 31, 2005 is presented below:
	Number of Shares	Weighted Average Exercise Price $
Outstanding, October 31, 2005	5,329,343	0.23
Issued	22,871,327	0.48
Exercised	(2,199,150)	0.24
Outstanding, October 31, 2006	26,001,520	0.45
Issued	346,575	0.40
Exercised	(16,298,232)	0.38
Outstanding, April 30, 2007	10,049,863	0.55

Warrants outstanding at April 30, 2007 had expiry dates between August 17, 2007 and May 23, 2008.

The following table summarizes the warrants outstanding at April 30, 2007:

Number of Shares	Exercise Price	Issue Date		Expiry Date
	$
882,000	0.30	August 17,	2005	August 17,	2007
62,343	0.35	August 17,	2005	August 17,	2007
6,628,520	0.50	March 2,	2006	September 2,	2007
2,477,000	0.78	May 23,	2006	May 23,	2008
10,049,863

5.

SHARE CAPITAL (continued)

(e)

Agent Options

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units in connection with the financing described in Note 5(b)(i). Agent option activity since October 31, 2005 is presented below:

		Weighted Average Exercise Price
	Number of Units	$
Outstanding, October 31, 2005	–	–
Granted	680,000	0.30
Exercised	(333,425)	0.30
Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30
Outstanding, April 30, 2007	–	–

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

EXPLORATION EXPENDITURES

Statement of Mining and Exploration Expenditures for the Period Ended April 30, 2007

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$1,234,163	$21,000	$32,000	$1,287,163
Additions in the period:	-	29,000	-	29,000
Balance, April 30, 2007	$1,234,163	$50,000	$32,000	$1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$ 2,142,743	$ -	$ -	$ 2,142,743
Geological	154,108	59,416	22,467	235,991
Geophysical	-	-	10,343	10,343
Assay	649,233	8,343	-	657,576
Site costs	284,403	79,025	20,135	383,563
General exploration	46,137	32,293	6,409	84,839
Total Expenditures for the year	$3,276,624	$179,077 $	$ 59,354	$ 3,515,054

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE Drilling	$ 6,918,638	$ -	$ -	$ 6,918,638
Geological	562,667	59,416	22,467	644,550
Geophysical	96,712	-	10,343	107,055
Assay	915,112	8,343	-	923,455
Site costs	1,151,026	104,895	20,135	1,276,056
General exploration	139,896	37,110	6,409	183,415
Total Expenditures to date	$ 9,784,051	$209,764	59,354	$ 10,053,169

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

8.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Due to / from Related Parties

As at April 30, 2007, due to related parties consists of $530 (October 31, 2006 – $5,106) payable to an officer of the Company for management fees, whereas the amount at October 31, 2006 was $5,106. At April 30, 2007, $218,373 was payable to a company controlled by a director of the Company for exploration expenditures whereas at October 31, 2006, $11,915 was due from this company for exploration advances. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

(b)

Related Party Transactions

During the period ended April 30, 2007 the Company entered into the following transactions with related parties:

(i)

A company controlled by a director of the Company incurred $1,277,675 (2006 – $328,777) in exploration expenditures on behalf of the Company.

(ii)

An officer and companies controlled by officers of the Company earned management fees of $97,100 (2006 – $113,200).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

10.

FINANCIAL INSTRUMENTS

(a)

Fair value of financial instruments

The Company has various financial instruments including cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and due to related parties. The carrying values of these financial instruments approximate their fair values due to the near-term maturity of these financial instruments.

(b)

Concentrations of business risk

The Company maintains all of its cash and cash equivalents and short-term investments with a major Canadian financial institution. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

11.

SUBSEQUENT EVENTS

(a)

On May 10, 2007, the Company granted an option to a consultant for 25,000 common shares at an exercise price of $0.95 per share for a period of 5 years.

(b)

On May 31, 2007, the Company provided written notice to terminate its contract with Meridian Capital International Ltd.

(c)

On June 14, 2007, the Company granted an option for 250,000 common shares at an exercise price of $0.85 per share for a period of 5 years. The Company also granted options to two consultants for 50,000 common shares each, with the same terms.

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). The effects of material differences in accounting principles that may affect the Company’s financial statements are as follows:

(a)

Stock-based Compensation

Under Canadian GAAP, compensation cost is computed for stock options granted to directors, officers, employees and consultants based upon their fair values at the grant date and recognized over the vesting period in accordance with CICA 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under US GAAP, the Company accounted for compensation cost in accordance with FAS 123 “Accounting for Stock-Based Compensation” until January 31, 2006. There are no material differences between CICA 3870 and FAS 123. On February 1, 2006 the Company adopted prospectively FAS 123(R), “Share-Based Payment”. There are no material differences between CICA 3870 and FAS 123(R).

ORKO SILVER CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED APRIL 30, 2007 AND 2006

(Expressed in Canadian Dollars)

(UNAUDITED – PREPARED BY MANAGEMENT)

12.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(b)

Mineral Properties

Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 2(g), the Company capitalizes acquisition costs, expenses exploration costs, and capitalizes development costs once a mineral property is determined to be economically viable. As at April 30, 2007, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. During the period ended April 30, 2007, the Company identified certain events and changes in circumstances that indicated the carrying values of certain mineral properties may not be recoverable. In accordance with CICA 3063, “Impairment of Long-Lived Assets”, the Company tested these mineral properties for impairment and determined that their fair values exceeded their carrying values. Accordingly, an impairment charge was not recognized in the financial statements. Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7. The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided under EITF 04-03, “Mining Assets – Impairment and Business Combinations”. During the period ended April 30, 2007, the Company identified certain events and changes in circumstances that indicated the carrying values of certain mineral properties may not be recoverable. In accordance with SFAS No. 144 and EITF 04-03, the Company tested these mineral properties for impairment and determined that their fair values exceeded their carrying values. Accordingly, an impairment charge was not recognized in the financial statements. As at April 30, 2007 and October 31, 2006, there are no differences between the carrying values of mineral properties under Canadian and US GAAP, as the only costs capitalized to date under Canadian and US GAAP have been acquisition costs which have not been impaired.